June 11, 2025

Karian Wong
Chief Financial Officer
iRobot Corp.
8 Crosby Drive
Boston, MA 01730

        Re: iRobot Corp.
            Form 10-K for Fiscal Year Ended December 28, 2024
            File No. 001-36414
Dear Karian Wong:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year End December 28, 2024
Critical Accounting Policies and Estimates
Goodwill and Other Long-Lived Assets, page 40

1. Please enhance your disclosure in future filings to provide investors with the necessary information to assess the likelihood of future goodwill impairment charges.
       Specifically, address the following points:
           Clearly identify the methods used to quantitatively assess goodwill for impairment and disclose the key assumptions used to estimate fair values, including how these key assumptions were determined.
           If there are any changes to the methods or assumptions used to analyze goodwill for impairment, please identify the changes and explain the reasons behind them.
           For instance, we note that your footnote disclosure indicates the assessment performed in the first quarter of 2024 used both the market capitalization approach and a discounted cash flow analysis, whereas the analysis performed in
           October 2024 only refers to the market capitalization approach. June 11, 2025
Page 2

            Disclose the number of reporting units you have and whether any of these units are at risk of failing the quantitative impairment test. Alternatively, confirm that the fair value of each reporting unit is substantially higher than its carrying value and that they are not at risk of failing. If a reporting unit is at risk of failing, disclose the percentage by which fair value exceeded carrying value at the date of the most recent test and the amount of goodwill allocated to the reporting unit.
       Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-
       8350 for further guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Hugh West at 202-551-3872 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing